SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 2005 RESULTS

Curitiba, Brazil, March 27, 2006- Companhia Paranaense de Energia- COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), company that generates, transmits, and distributes power to the State of Paraná, today announces its operating results for 2005. All figures included in this report are in thousands of Reais (R$1,000) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Net Operating Revenue: R$ 4,854 million - a 23.6% increase compared to the same period of 2004.
  Operating Income: R$ 728 million – 21.2% higher than the amount recorded in the previous year.
  Net Income: R$502 million (R$1.84 per thousand shares), 34.3% higher than the amount recorded in 2004 (R$ 374 million).
  Increase in total electric power consumption at COPEL’s concession area: 3.6%
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,149 million.
  Return on Equity: 10.1% p.a.
  As from June 1, 2005, COPEL has no longer been recording provisions for payments under the gas supply contract between COPEL, Petrobras and Compagas, due to its termination.
  COPEL’s consolidated balance sheet presents, in addition to the wholly- owned subsidiaries’ figures (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações e COPEL Participações), Compagas’ and Elejor’s figures.

Copel’s Investor Relations
ri@copel.com

Ricardo Portugal Alves	Solange Maueler Gomide
(5541) 3331-4311	(5541) 3331-4359

www.copel.com/ri

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

MAIN EVENTS

- Net income: In 2005, COPEL recorded a net income of R$ 502.4 million, corresponding to R$ 1.84 per thousand shares. In the fourth quarter alone, net income was R$ 193.3 million. Regarding the fiscal year 2005, the distribution of interest on own capital in the amount of R$123.0 million was proposed, which will be approved by the Annual Shareholders Meeting to be held on April 27, 2006.

- Market expansion: Total power consumption billed by COPEL in 2005 grew by 3.6% compared to the previous year. The residential, commercial, rural and industrial customer segments grew by 4.2%, 6.8%, 5.2% and 1.8%, respectively.

- Inauguration of the Santa Clara Power Plant: On September 30, 2005, the Santa Clara Power Plant, which is located in the Jordão River, in the central-southern region of Paraná, was inaugurated. The facility, which is part of the Elejor complex, features 120 MW of installed capacity, enough power to supply a city with a population of 300 thousand inhabitants.

- ELEJOR’s Consolidation: COPEL, as holder of 70% of Elejor’s voting capital stock, is consolidating, since the end of 2005, Elejor’s accounting statements, along with its wholly-owned subsidiaries, and Compagas. Due to this consolidation, the debt/shareholders’ equity ratio reached 37.3% .

- Energy Auction: COPEL participated in the first new energy auction, which took place on December 16, 2005. At this auction, COPEL Distribuição acquired the following amounts of power:

Hydroelectric Plants:
     3.6 average MW for 2008-2037 at R$ 106.95/MWh
     3.3 average MW for 2009-2038 at R$ 114.28/MWh
     66.4 average MW for 2010-2039 at R$ 115.04/MWh
Thermal Plants (*):
     28.6 average MW for 2008-2022 at R$ 132.26/MWh
     60.6 average MW for 2009-2023 at R$ 129.26/MWh
     64.3 average MW for 2010-2024 at R$ 121.81/MWh
     (*) average price estimates

- Addition of COPEL’s stock into Bovespa’s CSI – Corporate Sustainability Index: The CSI is a BOVESPA initiative in cooperation with the World Bank’s International Finance Corporation – IFC, for the development of a corporate sustainability index similar to the Dow Jones Sustainability Indexes (DJSI). The index methodology was developed by the Center for Sustainability Studies of FGV – Fundação Getúlio Vargas, with the support of Ethos Institute, IBGC, APIMEC, ABRAPP, and ANBID.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

The CSI is designed to reflect the return on a portfolio comprising stock from companies which are renowned for their commitment to social responsibility and corporate sustainability and to promote best practices within the Brazilian corporate environment, with respect to corporate governance, economic efficiency, environmental sustainability, and social justice.

From 121 shares best in terms of liquidity, 28 companies were selected out to integrate the CSI. COPEL’s common (CPLE3) shares and class B preferred (CPLE6) shares were chosen to be part of the index, in its first edition.

- 2006 Capital Expenditure Program: COPEL’s Board of Directors approved, at the 111th board meeting, on December 13, 2005, the new capital expenditure program for 2006, as shown below:

R$ Million
Generation	21.6
Transmission	176.8
Distribution	317.4
Telecom	34.9
Corporate Partnerships	2.4
TOTAL	553.1

The approved program includes only amounts for the Company’s wholly-owned subsidiaries. Since the program is made of estimates, it is revised annually.

These figures do not cover potential investments in transmission and generation projects resulting from future public tenders.

Workforce: At the end of 2005, COPEL’s workforce comprised 7,704 employees. COPEL Distribuição recorded the most significant expansion in workforce, as new electricians and telemarketers were hired in order to adjust and improve the standard of service to our customers and to gradually reduce outsourced labor in the front line.

As of December 2005, COPEL Distribuição recorded a customer-to-employee ratio of 586 and Compagas, a subsidiary in which COPEL holds a 51% interest, had 67 employees.

COPEL’s workforce has been assigned to different business units as follows:

COPEL Geração = 921 employees
COPEL Transmissão = 910 employees
COPEL Distribuição = 5,557 employees
COPEL Telecomunicações = 289 employees
COPEL Participações = 27 employees

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

- UEG Araucária: As a subsequent event, on February 17, 2006, COPEL and El Paso Energy Araucária Company signed a Letter of Intent following negotiations concerning the Araucária Thermal Power Plant, located in the State of Parana, with 484 MW of installed capacity.

The main points agreed on were:

a)	COPEL shall acquire all the quotas in UEG Araucária Ltda. owned by El Paso, which represents 60% of the company’s capital, at US$ 190 million;

b)	This amount shall be paid in full upon signature of the final agreement, which shall take place until April 30, 2006;

c)	The fulfillment of this Letter of Intent is subject to the approval of the National Electric Energy Agency – ANEEL, the Legislative Assembly of the State of Paraná, and El Paso administrative bodies;

d)	Furthermore, El Paso and COPEL agree, in their condition as quota-holders in UEG Araucária Ltda., upon formal approval by Petrobras, to suspend all pending lawsuits in state courts and the arbitration proceedings before the Chamber of International Trade in Paris.

- Gas supply contract: COPEL signed an agreement on the conflicts referring to the contract for gas supply to the Araucária Power Plant – UEGA. An Out-of-Court Agreement, a Letter of Consent to Transfer of Co-ownership and a Letter of Intent were signed for that end.

Under the Out-of-Court Agreement, COPEL Geração S/A, with COPEL as guarantor, acknowledges a R$ 150 million debt to Petrobras, which shall be paid in 60 monthly installments restated by the Selic rate (or any other index which may substitute it), starting in January 2010. As a consequence of this agreement, the Company will reverse the respective provisions.

Under the Letter of Consent, Petrobras has declared no opposition to the acquisition, by COPEL, of EL Paso’s quotas in UEG Araucária.

In accordance with the Letter of Intent, Petrobras will employ its best efforts to meet UEGA’s needs for fuel supply, as from 2010; this fuel may be natural gas or any other alternative fuel.

This agreement settles, amicably, the existing conflicts regarding the gas supply for Araucária Power Plant, subject to ANEEL’s approval.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

Total power consumption billed by COPEL in 2005 reached 18,696 GWh, a 3.6% growth as compared to the previous year. If the contracts with Carbocloro and Volkswagen, which expired at the end of 2004, had been taken into account, consumption would have decreased 0.2% in the period.

Residential consumption, which accounts for 24.9% of COPEL’s market, grew by 4.2% in 2005, as attested by the rate of consumption per residential customer, which reached 151.4 kWh/month in 2005, or 1.5% higher than the figure recorded in the previous year (149.2 kWh/month). Such growth has resulted mostly from higher sales of electronics, particularly DVD players, TV sets, and personal computers, following a credit expansion which began last year.

Commercial consumption, which accounts for 17.3% of COPEL’s market, recorded the best performance among major customer categories, with a 6.8% growth. Such expansion resulted from the favorable conditions the tertiary sector has experienced. The retail business benefited from the greater availability of credit to individual costumers, from the overall increase in the number of customers (2.5% over 2004), and from the opening of new businesses, particularly malls, which have recorded high sales figures.

The 5.2% growth in rural consumption was due mainly to the increase in average consumption which resulted from the increase in producers’ income on account of good harvests in 2002/2003 and 2003/2004, enabling them to invest in electric machinery.

Consumption by the industrial segment (taking into account only COPEL Distribuição’s captive market) dropped by 9.3%, due to the transfer of free customers to COPEL Geração in April 2005. Total industrial consumption within COPEL’s concession area, however, grew by 1.8% through the addition of these free customers. The business segments which recorded greater expansion in 2005 were paper, cardboard, and pulp, with a 27,4% growth, and rubber and plastics, with 5.4% .

In December 2005, COPEL’s number of customers amounted to 3,256,584, up by 2.4% when compared to December 2004, an increase of 76,505 customers in 2005.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

Consumption per Segment

						GWh

Segment	4Q05	3Q05	2Q05	1Q05	2005	2004

Residential	1,167	1,153	1,173	1,160	4,653	4,467
Industrial	1,580	1,568	1,591	1,727	6,466	7,130
Commercial	820	767	823	821	3,231	3,024
Rural	338	327	361	363	1,389	1,320
Other	451	447	454	432	1,784	1,728
Subtotal	4,356	4,262	4,402	4,503	17,523	17,669
Free customers	333	346	382	112	1,173	371

Total COPEL	4,689	4,608	4,784	4,615	18,696	18,040

Carbocloro and Volkswagen	-	-	-	-	-	696

COPEL Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, increased by 3.5% in 2005 (19,938 GWh).

Revenues

Net operating revenues in 2005 reached R$ 4,854 million, up by 23.6% the R$ 3,926 recorded in 2004.

This increase is primarily a result of: (i) the reduction in the discounts afforded to customers who pay their bill in time, which represented an average rate increase of 5% as from February, 2005 and 4.41% as from August, 2005; (ii) higher “supply” revenue, due to the 75% reduction of the initial contract between COPEL Geração and COPEL Distribuição and the consequent sale of energy from COPEL Geração to the first old energy auction (980 average MW for the period between 2005-2012 at R$ 57.50/MWh); (iii) the increase in revenue resulting from the use of transmission grid due to tariff readjustments approved by ANEEL Resolution 71 of June 30, 2004 and ANEEL 150 of July 1, 2005, in addition to the incorporation of new transmission assets at the Basic Network and to the transmission grid - TUSD revaluation, after COPEL’s tariff revision.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

The “Piped Gas Distribution” line refers to revenues from Compagas’ gas distribution to third-parties.

Gross Revenue

					(R$ thousand)

Revenue	4Q05	3Q05	2Q05	1Q05	2005	2004

Residential	470,973	478,329	460,160	447,518	1,856,980	1,651,363
Industrial	445,471	445,126	401,322	357,303	1,649,222	1,456,340
Commercial	290,270	274,146	267,053	261,443	1,092,912	912,171
Rural	61,032	58,170	60,757	62,229	242,188	210,550
Other	114,849	113,670	108,174	97,888	434,581	375,045
Total Retail	1,382,595	1,369,441	1,297,466	1,226,381	5,275,883	4,605,469
Supply	249,428	235,789	237,070	227,650	949,937	445,856
Revenue from the use of transmission grid	67,695	69,473	66,636	64,192	267,996	209,766

Telecom	19,146	12,333	13,118	12,478	57,075	41,434
Piped gas distribution	48,976	47,927	44,119	40,360	181,382	161,227
Other	21,397	20,827	20,842	20,791	83,857	80,573

Total	1,789,237	1,755,790	1,679,251	1,591,852	6,816,130	5,544,325

Revenue Deductions

The table below shows COPEL’s operating revenue deductions:

					(R$ thousand)

Revenue Deductions	4Q05	3Q05	2Q05	1Q05	2005	2004
ICMS	361,963	355,696	336,326	319,509	1,373,494	1,175,935
PASEP/COFINS	127,887	137,503	97,458	78,544	441,392	240,623
RGR	16,169	16,169	12,150	19,329	63,817	63,249
Other	12,609	19,834	26,305	25,143	83,891	138,744

TOTAL	518,628	529,202	472,239	442,525	1,962,594	1,618,551

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

Operating Expenses

In 2005, total operating expenses reached R$ 4,034 million, up 21.4% the R$ 3,324 million recorded in 2004. The main variations were:

  The 49.0% increase in the “energy purchased for resale” line, due to the 75% reduction of the initial contract between COPEL Geração and COPEL Distribuição and the consequent purchase of energy by COPEL Distribuição in the first old energy auction (992 average MW for the period between 2005 – 2012 at R$ 57.51/MWh). The main amounts booked are: R$ 464.4 million from ITAIPU, R$ 309.3 million from CIEN, R$ 80.7 million from ITIQUIRA and R$ 430.6 million from the energy auction. Also, R$ 43.2 million was booked as passive CVA (“Parcel A”).
  The increase in the “use of transmission grid” line is due to: tariff readjustment confirmed by ANEEL Resolution 71, from June 30, 2004 and 150/2005 from July 1, 2005, in addition to the amortization of CVA costs (R$ 125.5 million).
  The 19.3% variation in the “personnel” line was chiefly due: (i) to wage increases of 6.5% in October 2004 and 5.9% in October 2005; (ii) to the increase in the number of employees (955 employees); (iii) an higher provision for employees’ profit sharing; and (iv) to the agreement on the bonus for hazardous working conditions (R$ 22.2 million) in March and May 2005. Disregarding this last expense, which is non-recurring, personnel expenses would have increased by 14.6%.
  The increase in personnel, especially telemarketers and electricians, was stronger in COPEL Distribuição and was aimed at adjusting and improving direct customer service and the reduction of outsourced labor in the front line, as these agreements expire.
  As a result of Compagas’ consolidation, the “raw material and supply for electric power production” line reflects only the amounts spent with fuels and other supplies purchased from third-parties. This rise is primarily due to the purchase of gas for UEG Araucária, referring to the period from January to May 2005 (R$ 47.0 million), which was no longer eliminated in this quarter, as result of the terminations of the contracts between COPEL Geração and Compagas.
  The “natural gas and supply for the gas business” line refers to the total natural gas acquired by Compagas from Petrobras. The decrease registered in this period is a result of the termination of the contract for the purchase of gas for UEG Araucária. As from June 1, 2005, Compagas has no longer billed the events referring to the agreement for the supply of gas and transport.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

  The 19.9% increase in “regulatory charges”, under which R$ 199.6 million were booked as fuel consumption account – CCC, R$ 65.6 million as financial compensation for the use of water resources, R$152.7 million as energy development account – CDE, and R$11.9 million as ANEEL’s oversight fees and other services.
  The increase in the "taxes" line resulted from R$ 32.8 million in penalties imposed by the State Financial Department on COPEL for having wrongfully classified customers under the rural category, which is entitled to benefited from deferment of value-added tax ("ICMS"), during the period from January 2000 through December 2004.
  The decrease in “other operating expenses” mainly due to the reduction of the provision for doubtful accounts, at R$ 38.5 million, and to the non- recurring reversal of value-added tax occurred in 2004, at R$ 107.7 million.

Operating Expenses Breakdown

					(R$ thousand )

Operating Expenses	4Q05	3Q05	2Q05	1Q05	2005	2004

Energy purchased for resale	295,439	356,272	424,790	359,829	1,436,330	963,883
Use of transmission grid	149,363	144,240	103,630	104,841	502,074	289,606
Transport of electricity capacity	6,917	7,309	7,502	6,996	28,724	21,547
Personnel	189,960	122,471	117,500	136,524	566,455	474,796
Pension plan and other benefits	25,616	24,736	24,811	24,218	99,381	137,566
Material	18,197	13,544	17,149	13,575	62,465	54,462
Raw material and supply for electric power production	2,469	50,269	5,908	3,424	62,070	12,271
Natural gas purchased for resale and supplies for the gas business	24,698	(23,124)	55,079	85,641	142,294	278,555
Third-party services	53,762	49,916	51,558	41,907	197,143	192,793
Depreciation and amortization	85,634	81,726	82,386	79,160	328,906	308,910
Regulatory charges	98,169	113,646	102,938	115,088	429,841	358,645
Taxes	(1,226)	34,167	5,299	4,095	42,335	10,092
Other operating expenses	62,146	17,792	27,684	28,296	135,918	221,011

Total	1,011,144	992,964	1,026,234	1,003,594	4,033,936	3,324,137

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

CVA (Deferred Regulatory Asset)

The following table shows the charges in balances from deferred tariff costs updated by the SELIC rate in 2005:

					R$ thousand

Parcel A movement	Balance	Deferral	Amortization	Monetary	Transfer	Balance
	2004			Update		2005

Asset

Purchased electric power (Itaipu)	67,254	(27,804)	(60,009)	8,635	34,636	22,712
Transp. of purchased elect. capacity	5,208	2,011	(4,820)	828	-	3,227
Use of transmission grid	153,746	(8,794)	(90,037)	15,378	-	70,293
Energy development account - CDE	29,527	15,531	(34,665)	6,132	-	16,525
Electric power services fee - ESS	35,635	4,364	(35,480)	5,924	-	10,443
Fuel consumption account - CCC	17,038	8,551	(15,349)	3,306	-	13,546
	308,408	(6,141)	(240,360)	40,203	34,636	136,746

Liabilities
Energy purchased for resale
Auction	-	58,867	(18,168)	4,978	-	45,677
Cien	-	25,023	(7,940)	1,660	-	18,743
Itiquira	-	(15,013)	404	(875)	-	(15,484)
Itaipu	-	22,661	(18,990)	3,333	34,636	41,640
	-	91,538	(44,694)	9,096	34,636	90,576

EBITDA

Earnings before interest, taxes, depreciation and amortization – EBITDA reached R$ 1,148.5 million in 2005, up 26.1% over the figure posted in the previous year (R$ 910.5 million).

Financial Result

Financial revenues decreased 7.3% in 2005 compared to 2004, primarily due to the reduction of IGP-DI, index used for readjusting the CRC transferred to the State Government, which varied 12.1% in 2004 and 1.2% in 2005.

Financial expenses went up by 13.4% as a result, mainly, of the booking of fines and monetary restatement referring to the gas purchase contract (R$ 190.9 million), offset by the valuation of the real against the dollar.

Operating Result

COPEL’s operating result recorded in 2005 totaled R$ 727.6 million, 21.2% above the previous year.

Non-Operating Result

The non-operating result recorded in the period reflects mainly the net effect of the write-offs of assets and rights registered under permanent assets.

Net Income

In 2005, COPEL recorded net income of R$ 502.4 million, 34.3% above the same period of the previous year (R$ 374.2 million). In the forth quarter of 2005, the Company’s net income was R$ 193.3 million.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

Balance Sheet and Capex

Assets

On 12.31.2005, COPEL’s total assets amounted to R$ 10,939.0 million.

COPEL’s capex in 2005 reached R$ 437.3 million, out of which R$ 20.9 million were allocated to power generation projects, R$ 148.9 million to transmission projects, R$ 241.1 million to distribution works, R$ 23.6 million to telecommunications and R$ 2.7 million to corporate partnerships. Elejor and Compagas, whose figures are consolidated together with COPEL, have invested in 2005, R$ 225.1 million and R$ 9.9 million, respectively.

Liabilities

As of December 31, 2005, COPEL’s total debt amounted to R$ 2,044.1 million, representing a debt/shareholders’ equity ratio of 37.3% . Not considering Elejor’s debt, COPEL’s debt/shareholders’ equity ratio would be 31.4% .

COPEL’s shareholders’ equity was R$ 5,487.2 million, representing a 6.8% increase over December 2004 and equivalent to R$ 20.05 per thousand shares.

Debt Profile

		(R$ thousand)

Foreign Currency	Short-Term	Long-Term	Total

IBD	23,837	98,465	122,302
National Treasury	11,304	110,096	121,400
Eletrobras	9	57	66
Banco do Brasil S/A	5,320	14,720	20,040
Total Foreign Currency	40,470	223,338	263,808

Local Currency	Short-Term	Long-Term	Total

Eletrobras - COPEL	52,239	312,947	365,186
Eletrobras - Elejor	-	33,377	33,377
BNDES	6,376	31,939	38,315
COPEL’s Debentures	92,471	962,902	1,055,373
Elejors Debentures	23,232	263,623	286,855
Other	168	1,023	1,191

Total Local Currency	174,486	1,605,811	1,780,297

TOTAL	214,956	1,829,149	2,044,105

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

ADDITIONAL INFORMATION

Main Operational and Financial Highlights

As of December 31, 2005

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity – COPEL Geração:	4,550 MW
Total installed capacity – Partnerships	221 MW
Number of automated power plants:	10
Number of step up substations:	11
Number of automated step up substations:	10
Availability of COPEL’s generating units over 10 MW:	96.01%

Transmission
Transmission lines:	6,996 km
Number of substations:	127
Number of automated substations:	127
Installed capacity:	15,169 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	231
Number of automated substations:	204
Installed capacity in substations of 13.8kV and 34.5kV:	1,434 MVA
Number of localities served:	1,109
Number of municipalities served:	393
Number of customers:	3,256,584
DEC (outage duration per customer):	13:28 hours
FEC (outage frequency per customer):	13.51 times

Telecom
Optical cable – main ring:	4,476 km
Self-sustained optical cable:	3,688 km
Number of cities served:	146
Number of customers:	242

Administration
Number of employees (wholly-owned subsidiaries):	7,704
Customer per distribution branch employee:	586

Financial
Book value per 1,000 shares:	R$ 20.05
EBITDA:	R$ 1,149 million
Liquidity (current ratio):	1.06

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

Average Tariffs for Energy Purchase

			R$/MWh

Energy purchase tariffs	December 2005	December 2004	Chg. %

Auction CCEAR	57.51	-	-
CIEN	88.24	92.67	(4.8)
Itaipu *	90.95	85.12	6.8

(*)Furnas tariff included

Retail Tariffs

Tariffs	December 2005	December 2004	Chg. %

Residential	268.90	262.12	2.6
Industrial	171.68	139.74	22.9
Commercial	234.87	221.31	6.1
Rural	164.20	157.84	4.0
Other	177.39	164.60	7.8
Total	209.52	187.08	12.0

ICMS not included

Energy Supply Tariff

			R$/MWh

Energy supply tariffs	December 2005	December 2004	Chg. %

Small wholesale concessionaries	81.23	75.00	8.3
Auction - CCEAR	57.50	-	-

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

Energy Flow

GWh

Source	2005

Own Generation	18,436
Purchased Energy	20,751
Itaipu	4,683
Auction CCEAR	8,229
Cien	3,504
Itiquira	940
MRE	1,932
CCEE	237
Other	1,226

Total available power	39,187

State demand	17,974
Retail	17,524
Wholesale	450
Free customers	1,173
Initial Supply and Bilateral Contracts	3,813
Auction CCEAR	8,488
MRE	3,152
CCEE	1,318
Losses	3,269
Basic grid losses	1,084
Distribution losses	1,804
CG contracts allocation	381

CCEAR = Energy Purchase Agreements at the Regulated Power Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trading Chamber
CG = Center of Gravity of the Submarket (difference between energy billed and energy received from CG)
Amounts subject to changes after settlement by CCEE.

Shareholders’ Structure (in thousand shares)

As of December 31, 2005

						Millions of shares

Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	Total	%

STATE OF PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
FREE FLOATING	19,559	13.5	120	29.8	100,787	78.6	120,466	44.0
In Brazil	16,112	11.1	120	29.8	70,687	55.1	86,919	31.7
ADS's	3,447	2.4	-	-	30,099	23.5	33,546	12.3
OTHER	614	0.4	283	70.2	152	0.1	1,049	0.3

TOTAL	145,031	100.0	403	100.0	128,221	100.0	273,655	100.0

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

FINANCIAL STATEMENTS - COPEL

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	03/31/2005	06/30/2005	09/30/2005	12/31/2005	12/31/2004

Current
Cash in hand	505,141	575,895	813,558	1,131,766	533,092
Customers and distributors	961,785	1,023,346	1,104,614	945,577	802,362
Allowance for doubtfull accounts	(110,618)	(128,838)	(138,238)	(79,073)	(85,327)
Third-parties services, net	4,591	3,395	5,226	7,349	2,823
Dividends receivable	2,886	2,152	2,152	3,665	2,886
Services in progress	5,592	6,863	9,748	12,132	5,621
CRC transferred to State Government	30,069	30,660	30,962	31,804	29,459
Taxes and social contributions paid in advance	116,207	112,476	82,632	131,038	78,738
Account for compensation of "Portion A"	208,470	204,621	150,134	128,187	197,162
Regulatory Assets - PASEP/COFINS	-	-	56,382	43,876	-
Bonds and linked deposits			-	43,746	9,225
Material and supplies	32,678	32,106	33,208	36,590	30,632
Other	73,386	72,486	76,796	33,587	31,809

	1,830,187	1,935,162	2,227,174	2,470,244	1,638,482

Long-term assets
Customers and distributors	52,099	47,044	42,160	104,483	100,703
CRC transferred to State Government	1,180,383	1,170,108	1,146,764	1,150,464	1,167,945
Taxes and social contributions paid in advance	525,910	539,851	563,122	526,505	528,685
Judicial Deposits	151,690	158,735	165,319	145,183	146,662
Account for compensation of "Portion A"	55,171	1,659	14,280	8,559	111,246
Regulatory Assets - PASEP/COFINS	99,807	111,925	32,680	43,608	80,426
Bonds and linked deposits			-	27,041	27,020
Intercompany receivables	278,188	195,288	204,737	35,357	33,476
Other	48,127	48,921	48,204	16,576	23,075

	2,391,375	2,273,531	2,217,266	2,057,776	2,219,238

Permanent
Investments	461,013	461,442	465,499	414,320	407,627
Property, plant and equipment	5,401,438	5,410,588	5,409,481	5,991,291	5,730,561
Deferred	92	49	205	5,375	4,996

	5,862,543	5,872,079	5,875,185	6,410,986	6,143,184

Total	10,084,105	10,080,772	10,319,625	10,939,006	10,000,904

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

SUMMARIZED FINANCIAL STATEMENTS
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY
	03/31/2005	06/30/2005	09/30/2005	12/31/2005	12/31/2004

Current
Loans and financing	523,597	99,016	94,419	99,253	514,396
Debentures	6,727	61,055	51,500	115,703	156,620
Suppliers	952,300	1,047,355	1,108,983	1,162,415	783,315
Taxes and social contributions	290,566	314,725	387,921	381,965	325,155
Interest on own capital	90,697	27,050	27,047	114,467	91,352
Accrued payroll costs	102,708	81,733	93,549	108,326	84,468
Pension plan and other post-retirement benefits	135,135	127,587	123,704	132,902	124,783
Account for compensation of "Portion A"	-	46,871	40,686	65,664	-
Regulatory charges	75,251	68,751	66,382	41,280	64,135
Swap operations	136,982	-	-	-	124,629
Other	29,065	19,109	22,691	107,388	24,648

	2,343,028	1,893,252	2,016,882	2,329,363	2,293,501

Long-term liabilities
Loans and financing	671,523	614,761	576,053	602,624	702,868
Debentures	564,484	965,391	958,351	1,226,525	457,407
Provision for contingencies	429,283	429,867	430,511	424,269	428,762
Intercompany receivables	-	-	-	-	-
Suppliers	223,474	206,372	191,492	176,609	240,663
Taxes and social contributions	67,962	61,197	94,369	37,236	78,408
Pension plan and other post-retirement benefits	520,071	514,991	508,066	486,854	540,587
Customers	-	-	-	-	-
Account for compensation of "Portion A"	-	7,647	40,874	24,912	-
Regulatory charges	-	-	-	-	1,588
Swap operations	-	-	-	-	-
Non extracted gas	-	-	-	-	-

	2,476,797	2,800,226	2,799,716	2,979,029	2,450,283

Minority interest	49,556	54,317	57,648	143,431	120,803

Shareholders' equity
Capital stock	3,480,000	3,480,000	3,480,000	3,480,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	917,431	1,035,684	1,148,086	1,189,890	839,024

	5,214,724	5,332,977	5,445,379	5,487,183	5,136,317

Total	10,084,105	10,080,772	10,319,625	10,939,006	10,000,904

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

QUARTERLY INCOME STATEMENT
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT					Acumulated

	1Q2005	2Q2005	3Q2005	4Q2005	12/31/2005	12/31/2004

Operating revenues
Electricity sales to final customers	1,226,381	1,297,466	1,369,441	1,382,595	5,275,883	4,605,469
Electricity sales to distributors	227,650	237,070	235,789	249,428	949,937	445,856
Use of transmission plant	64,192	66,636	69,473	67,695	267,996	209,766
Telecom revenues	12,478	13,118	12,333	19,146	57,075	41,434
Piped gas distribution	40,360	44,119	47,927	48,976	181,382	161,227
Other revenues	20,791	20,842	20,827	21,397	83,857	80,573
	1,591,852	1,679,251	1,755,790	1,789,237	6,816,130	5,544,325

Deductions from operating revenues	(442,525)	(472,239)	(529,202)	(518,628)	(1,962,594)	(1,618,551)

Net operating revenues	1,149,327	1,207,012	1,226,588	1,270,609	4,853,536	3,925,774
Operating expenses
Payroll	(136,524)	(117,500)	(122,471)	(189,960)	(566,455)	(474,796)
Pension plan	(24,218)	(24,811)	(24,736)	(25,616)	(99,381)	(137,566)
Material	(13,575)	(17,149)	(13,544)	(18,197)	(62,465)	(54,462)
Raw material and supplies for generation of electricity	(3,424)	(5,908)	(50,269)	(2,469)	(62,070)	(12,271)
Third-party services	(41,907)	(51,558)	(49,916)	(53,762)	(197,143)	(192,793)
Electricity purchased for resale	(359,829)	(424,790)	(356,272)	(295,439)	(1,436,330)	(963,883)
Transport of electricity capacity	(6,996)	(7,502)	(7,309)	(6,917)	(28,724)	(21,547)
Charges for the use of transmission grid	(104,841)	(103,630)	(144,240)	(149,363)	(502,074)	(289,606)
Depreciation and amortization	(79,160)	(82,386)	(81,726)	(85,634)	(328,906)	(308,910)
Regulatory charges	(115,088)	(102,938)	(113,646)	(98,169)	(429,841)	(358,645)
Taxes	(4,095)	(5,299)	(34,167)	1,226	(42,335)	(10,092)
Natural gas purchased for resale and supplies for the gas	(85,641)	(55,079)	23,124	(24,698)	(142,294)	(278,555)
Other expenses	(28,296)	(27,684)	(17,792)	(62,146)	(135,918)	(221,011)

	(1,003,594)	(1,026,234)	(992,964)	(1,011,144)	(4,033,936)	(3,324,137)

Result of operations	145,733	180,778	233,624	259,465	819, 600	601,637

Financial income (expenses)
Financial income	94,777	94,685	81,178	125,639	396,279	427,539
Financial expenses	(114,601)	(85,706)	(136,974)	(137,483)	(474,764)	(418,719)
	(19,824)	8,979	(55,796)	(11,844)	(78,485)	8,820

Equity Investment	4,302	1,768	1,731	(21,269)	(13,468)	(10,275)

Operating income (expenses)	130,211	191,525	179,559	226,352	727,647	600,182

Non-operating income (expenses)	(3,848)	(1,382)	(3,869)	(1,547)	(10,646)	(6,358)

Income (loss) before income tax	126,363	190,143	175,690	224,805	717,001	593,824

Income tax and Social contribution	(30,998)	(50,101)	(43,623)	(20,182)	(144,904)	(147,877)
Income tax	(12,146)	(17,028)	(16,333)	(7,789)	(53,296)	(50,556)
Social contribution	(43,144)	(67,129)	(59,956)	(27,971)	(198,200)	(198,433)

Net income (loss) before	83,219	123,014	115,734	196,834	518,801	395,391
Minority interest
Minority interest	(4,812)	(4,761)	(3,332)	(3,519)	(16,424)	(21,243)
Net income (loss)	78,407	118,253	112,402	193,315	502,377	374,148
Earning per thousand shares	0.2865	0.4495	0.4229	0.7064	1.8358	1.3672

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

     STATEMENT OF CASH FLOW
AS OF DECEMBER 31, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidated

	2005	2004
OPERATING ACTIVITIES
Net income for the period	502,377	374,148
Non-cash expenses (revenues):	509,152	542,325
Provision (reversion) for doubtful accounts	25,502	(63,987)
Depreciation and Amortization	328,906	308,910
Long-term monetary variation - net	(38,942)	29,491
Equity Result	(13,501)	(5,849)
Deferred Income tax and social contribution	(38,363)	30,650
Provision for long-term liabilities	216,321	156,322
Long-term asset write-offs	85	68,274
Investment write-offs	-	18
Permanent asset at service write-off - net	24,233	13,688
Deferred write-offs	103	-
Investment goodwill amortization	4,808	4,808

Current asset variation	(11,579)	263,042
Current liability variation	162,926	235,068
Long-term asset increase	(97,441)	(409,469)
Long-term liability decrease	-	25,000
Long-term liability increase	22,628	12,420
Total from Operating Activities	1,088,063	1,042,534

INVESTMENT ACTIVITIES
Interest in Subsidiaries:
Copel Transmissão S.A.	-	-
Copel Participações S.A.	-	-
Centrais Elétricas do Rio Jordão S.A. - Elejor (ágio)	-	(22,815)
Escoeletric Ltda	(2,500)	-
Other coligated companies	(207)	(794)
Divestment	146	-
Dividends and interest on own capital	3,797	9,109
Investment in fixed assets
In generation	(20,957)	(18,325)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(225,091)	(193,967)
In transmission	(148,869)	(88,544)
In distribution	(241,114)	(233,808)
In telecom	(23,666)	(43,320)
In gas plumbing (Companhia Paranaense de Gás - Compagas)	(9,169)	(19,309)
General facilities	-	(3)
Consumers' contribution	39,675	47,925
Deffered investment	(752)	(911)
Donations and subventions received	-	-
Total from Investing Activities	(628,707)	(564,762)

FINANCING ACTIVITIES
Loans and financing	(475,511)	(156,475)
Debentures	714,709	(101,239)
Dividends	(99,880)	(50,996)
Total from Financing Activities	139,318	(308,710)

TOTAL CHANGE IN CASH POSITION	598,674	169,062

Cash position - beginning of the period	533,092	364,030
Cash position - end of the period	1,131,766	533,092

Cash variation	598,674	169,062

Note: Statement pursuant to the Manual de Contabilidade do Serviço Público de Energia Elétrica (Electric Energy Utility Accounting Manual) approved by ANEEL # 444/2001Resolution published in the Federal Official Gazette on 29.10.2001.

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

SUMMARIZED FINANCIAL STATEMENTS
as of December 31, 2005 and 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER		TRA		DIS
	2005	2004	2005	2004	2005	2004

Current
Cash in hand	649,277	360,440	2,594	73,105	332,272	61,698
Customers and distributors	159,845	235,251	58,876	42,938	721,568	650,360
Third-parties services, net	1,114	1,970	85	95	67	241
Dividends receivable	-	-	-	-	-	-
Services in progress	3,387	880	3,871	3,044	3,584	406
CRC transferred to State Government	-	-	-	-	31,803	29,459
Taxes and social contributions paid in advance	11,955	37,520	9,979	9,088	97,789	64,552
Account for compensation of "Portion A"	-	-	-	-	128,187	197,162
Regulatory Assets - PASEP/COFINS	-	-	13,876	-	30,000	-
Material and supplies	51	14	9,387	9,485	21,371	18,162
Bonds and linked deposits	22,442	4,631	-		21,199	4,310
Other	6,587	7,035	3,977	4,037	15,491	8,652
	854,658	647,741	102,645	141,792	1,403,331	1,035,002
Long-term assets
Customers and distributors	140,840	26,692	-	-	73,094	73,124
CRC transferred to State Government	-	-	-	-	1,150,464	1,167,945
Taxes and social contributions paid in advance	57,992	49,352	36,214	36,769	268,318	288,582
Judicial Deposits	6,807	5,162	16,220	12,899	59,805	45,003
Regulatory Assets - PASEP/COFINS	-	-	-	19,179	8,559	111,246
Account for compensation of "Portion A"	-	-	10,928	-	32,680	61,247
Bonds and linked deposits	-	-	5,643	5,639	21,397	21,381
Intercompany receivables	37,829	519,096	-	80,448	-	-
Other	4,586	3,929	56	56	9,072	15,164
	248,054	604,231	69,061	154,990	1,623,389	1,783,692
Permanent
Investments	4,150	4,150	2,257	2,257	419	404
Property, plant and equipment	2,922,280	3,002,469	1,116,262	995,554	1,098,837	1,095,254
	2,926,430	3,006,619	1,118,519	997,811	1,099,256	1,095,658

Total	4,029,142	4,258,591	1,290,225	1,294,593	4,125,976	3,914,352

GER - Generation
TRA - Transmission
DIS - Distribution

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

SUMMARIZED FINANCIAL STATEMENTS
as of December 31, 2005 and 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	TEL		PAR		COM		ELE
	2005	2004	2005	2004	2005	2004	2005	2004

Current
Cash in hand	7,058	193	4,424	316	32,449	20,204	88,109	13,856
Customers and distributors	-	-	-	-	39,416	391,322	6,585	-
Third-parties services, net	8,463	3,406	-	-	-	-	-	-
Dividends receivable	-	-	7,653	7,753	-	-	-	-
Services in progress	-	-	230	231	-	-	-	-
Taxes and social contributions paid in advance	2,374	3,240	10,685	3,569	731	2	745	59
Bonds and linked deposits	-	-	-	-	105	282	-	-
Material and supplies	5,176	2,609	-	-	605	363	-	-
Other	596	411	80	80	753	1,997	3,646	5,862
	23,667	9,859	23,072	11,949	74,059	414,170	99,085	19,777
Long-term assets
Customers and distributors	-	-	-	-	-	886	-	-
Taxes and social contributions paid in advance	10,480	11,772	7,686	6,068	2,470	2,487	-	-
Judicial Deposits	289	234	-	-	-	-	2	-
Intercompany receivables	-	-	178,506	216,926	-	-	-	-
Other	-	-	1,694	1,694	49	52	1,118	2,171
	10,769	12,006	187,886	224,688	2,519	3,425	1,120	2,171
Permanent
Investments	-		511,353	491,802	2	2	-	-
Property, plant and equipment	182,222	185,364	151	198	119,852	115,458	551,687	336,263
Deferred	-	-	-	-	5,375	4,996	-	-
	182,222	185,364	511,504	492,000	125,229	120,456	551,687	336,263

Total	216,658	207,229	722,462	728,637	201,807	538,051	651,892	358,211

TEL - Telecommunications
PAR - Partnerships
COM - Compagas
ELE - Elejor

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

LIABILITIES AND SHAREHOLDERS' EQUITY	GER		TRA		DIS
	2005	2004	2005	2004	2005	2004

Current
Loans and financing	54,957	467,320	17,126	18,407	20,794	22,375
Debentures	-	-	-	-	57,220	156,620
Suppliers	818,528	527,915	6,179	6,075	432,295	466,185
Taxes and social contributions	31,722	11,409	35,250	28,236	197,481	203,474
Interest on own capital	75,471	130,254	69,217	132,434	-	-
Accrued payroll costs	17,897	14,464	16,067	13,242	67,213	50,975
Pension plan and other post-retirement benefits	26,188	24,478	25,617	24,136	74,800	70,601
Account for compensation of "Portion A"	-	-	-	-	65,664	-
Regulatory charges	15,588	15,297	1,065	1,806	24,111	47,018
Swap operations	-	124,629	-	-	-	-
Other	9,428	816	4,793	657	86,352	19,468
	1,049,779	1,316,582	175,314	224,993	1,025,930	1,036,716
Long-term liabilities
Loans and financing	353,930	427,992	81,287	105,744	102,091	131,296
Debentures	-	-	-	-	562,902	457,407
Provision for contingencies	64,321	38,523	41,977	29,307	98,168	120,133
Intercompany receivables	-	-	3,400	-	173,944	171,388
Suppliers	889	889	-	-	284,903	239,774
Taxes and social contributions	-	-	3,716	6,521	24,562	64,933
Pension plan and other post-retirement benefits	91,819	104,073	80,803	92,833	296,058	322,562
Account for compensation of "Portion A"	-	-	-	-	24,912	-
Regulatory charges	-	1,588	-	-	-	-
	510,959	573,065	211,183	234,405	1,567,540	1,507,493
Shareholders' equity
Capital stock	2,338,932	2,338,932	751,989	751,989	1,607,168	1,607,168
Income reserves	129,472	30,012	151,739	83,206	-	-
Accrued losses				-	(74,662)	(237,025)
	2,468,404	2,368,944	903,728	835,195	1,532,506	1,370,143

Total	4,029,142	4,258,591	1,290,225	1,294,593	4,125,976	3,914,352

GER - Generation
TRA - Transmission
DIS - Distribution

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

LIABILITIES AND SHAREHOLDERS' EQUITY	TEL		PAR		COM		ELE
	2005	2004	2005	2004	2005	2004	2005	2004

Current
Loans and financing	-	-	-	-	6,376	6,295	-	-
Debentures	-	-	-	-	-	-	23,232	-
Suppliers	2,032	1,945	52	35	17,338	371,494	9,596	15,814
Taxes and social contributions	2,655	1,102	4,453	3,241	10,647	10,807	1,111	133
Interest on own capital	916	916	61,526	38,029	7,755	10,296	154	-
Accrued payroll costs	5,248	4,310	875	736	862	620	68	41
Pension plan and other post-retirement benefits	6,146	5,409	149	142	-	-	-	-
Regulatory charges	15	14	-	-	-	-	501	-
Other	170	25	268	1,791	538	1,712	5,986	167
	17,182	13,721	67,323	43,974	43,516	401,224	40,648	16,155
Long-term liabilities
Loans and financing	-	-	-	-	31,939	37,835	33,377	-
Debentures	-	-	-	-	-	-	263,623	-
Provision for contingencies	753	682	-	-	-	-	-	-
Intercompany receivables	67,244	64,109	249,257	309,763	-	-	178,506	216,917
Suppliers	-	-	-	-	267	-	-	-
Taxes and social contributions	-	-	-	-	8,957	6,955	-	-
Pension plan and other post-retirement benefits 16,755		19,742	507	654	912	723	-	-
	84,752	84,533	249,764	310,417	42,075	45,513	475,506	216,917
Shareholders' equity
Capital stock	120,650	120,650	330,718	330,718	50,012	39,648	113,800	106,700
Capital reserves	701	701	-	-	-	-	21,443	18,439
Income reserves	-	107	74,657	43,528	66,204	51,666	495	-
Accrued losses	(6,627)	(12,483)	-	-	-	-	-	-
	114,724	108,975	405,375	374,246	116,216	91,314	135,738	125,139

Total	216,658	207,229	722,462	728,637	201,807	538,051	651,892	358,211

TEL - Telecommunications
PAR - Partnerships
COM - Compagas
ELE - Elejor

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

SUMMARIZED FINANCIAL STATEMENTS
as of December 31, 2005 and 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER		TRA		DIS
	2005	2004	2005	2004	2005	2004

Operating revenues
Electricity sales to final customers	98,435	37,319	-	-	5,181,156	4,571,013
Electricity sales to distributors	1,153,658	972,042	-	-	128,330	174,962
Use of transmission plant	-	-	388,829	367,291	133,792	80,526
Other	21,470	15,715	1,721	2,273	62,486	63,439
Deductions from operating revenues	(148,642)	(88,113)	(39,508)	(22,104)	(1,720,759)	(1,459,364)
Net operating revenues	1,124,921	936,963	351,042	347,460	3,785,005	3,430,576
Operating expenses
Electricity purchase for resale	(77,204)	(75,727)	-	-	(1,723,028)	(1,589,304)
Charges for the use of transmission grid	(127,108)	(59,606)	-	-	(655,766)	(489,597)
Payroll and pension plan	(102,299)	(97,406)	(90,076)	(86,966)	(431,367)	(389,052)
Material	(6,914)	(6,420)	(5,080)	(5,309)	(47,608)	(41,206)
Raw material and supplies for generation of electricity	(132,561)	(248,496)	-	-	-	-
Third-party services	(44,385)	(45,310)	(14,469)	(12,961)	(153,548)	(153,804)
Depreciation and amortization	(102,638)	(101,311)	(38,594)	(36,546)	(152,287)	(142,275)
Regulatory charges	(67,784)	(63,578)	(2,879)	(1,078)	(357,743)	(293,827)
Taxes	(1,912)	(1,589)	(1,694)	(1,921)	(15,985)	(4,814)
Other expenses	(39,461)	(4,210)	(8,452)	(14,462)	(72,029)	(195,237)
	(702,266)	(703,653)	(161,244)	(159,243)	(3,609,361)	(3,299,116)
Result of operations	422,655	233,310	189,798	188,217	175,644	131,460
Financial income (expenses)
Financial income	101,575	40,849	4,715	8,881	239,093	347,402
Financial expenses	(237,928)	(235,006)	(1,160)	(11,029)	(129,323)	(141,326)
	(136,353)	(194,157)	3,555	(2,148)	109,770	206,076
Operating income (expenses)	286,302	39,153	193,353	186,069	285,414	337,536
Non-operating income	(4)	456	(332)	(744)	(10,494)	(6,291)
Income (loss) before income tax	286,298	39,609	193,021	185,325	274,920	331,245
Income tax and Social contribution	(54,557)	(12,186)	(41,495)	(37,781)	(87,917)	(124,253)
Net income (loss)	231,741	27,423	151,526	147,544	187,003	206,992

GER - Generation
TRA - Transmission
DIS - Distribution

Companhia Paranaense de Energia – COPEL
2005 Earnings Results

SUMMARIZED FINANCIAL STATEMENTS
as of December 31, 2005 and 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	TEL		PAR		COM		ELE
	2005	2004	2005	2004	2005	2004	2005	2004

Operating revenues
Telecom revenues	83,567	69,963	-	-	-		-
Electricity sales to distributors	-	-	-	-	-	-	31,851	-
Piped gas distribution	-	-	-	-	253,510	397,118	-	-
Other	-	2	-	-	55	163	-	-
Deductions from operating revenues	(11,319)	(10,238)	-	-	(42,392)	(38,733)	(1,163)	-
Net operating revenues	72,248	59,727	-	-	211,173	358,548	30,688	-
Operating expenses
Charges for the use of transmission grid	-	-	-	-	-	-	(2,549)	-
Payroll and pension plan	(26,825)	(26,222)	(4,754)	(4,004)	(5,518)	(4,429)	(438)	-
Material	(2,571)	(1,286)	(7)	(10)	(241)	(201)	(39)	-
Natural gas purchased for resale and supplies for the gas- business -			-	-	(142,294)	(278,555)	-	-
Third-party services	(5,371)	(5,739)	(378)	(446)	(3,263)	(2,576)	(1,767)	-
Depreciation and amortization	(26,495)	(24,252)	(39)	(44)	(5,119)	(4,482)	(3,735)	-
Regulatory charges	(175)	(162)	-	-	-	-	(1,260)	-
Taxes	(102)	(79)	(70)	(56)	(125)	(194)	(22)	-
Other expenses	(2,687)	(2,927)	(93)	70	(2,631)	(1,361)	(7,008)	-
	(64,226)	(60,667)	(5,341)	(4,490)	(159,191)	(291,798)	(16,818)	-
Result of operations	8,022	(940)	(5,341)	(4,490)	51,982	66,750	13,870	-
Financial income (expenses)
Financial income	1,218	1,133	41,865	22,114	3,732	3,033	2,143	-
Financial expenses	(428)	(636)	(423)	(1,572)	(6,518)	(7,506)	(15,029)	-
	790	497	41,442	20,542	(2,786)	(4,473)	(12,886)	-
Equity investment	-	-	25,171	22,508	-	-	-	-
Operating income (expenses)	8,812	(443)	61,272	38,560	49,196	62,277	984	-
Non-operating income	(99)	(158)	106	399	(10)	6	-	-
Income (loss) before income tax	8,713	(601)	61,378	38,959	49,186	62,283	984	-
Income tax and Social contribution	(2,964)	(427)	(2,606)	242	(16,529)	(18,930)	(334)	-
Net income (loss)	5,749	(1,028)	58,772	39,201	32,657	43,353	650	-

TEL - Telecommunications
PAR - Partnerships
COM - Compagas
ELE - Elejor

Companhia Paranaense de Energia – COPEL
2005 Earnings Results 3Q05 RESULTS CONFERENCE CALL

3Q05 RESULTS CONFERENCE CALL

Presentation:	Mr. Paulo Roberto Trompczynski, CFO and IRO
Date & Time:	Tuesday, March 28, 2006
2 pm (US EST)
4 pm (Brasília Time)
Phone:	(55-11)2101-1490
Access code:	Copel

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are b ased on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.